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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        REPUBLIC ENGINEERED STEELS, INC.
                           (NAME OF SUBJECT COMPANY)

          BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND, L.P.*
                 BLACKSTONE OFFSHORE CAPITAL PARTNERS II, L.P.*
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II, L.P.*
                        THE VERITAS CAPITAL FUND, L.P.*
                            RES HOLDING CORPORATION
                                      AND
                          RES ACQUISITION CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   760391102
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID A. STOCKMAN
                            RES HOLDING CORPORATION
                            C/O THE BLACKSTONE GROUP
                                345 PARK AVENUE
                               NEW YORK, NY 10154
                           TELEPHONE: (212) 935-2626
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

 ROBERT L. FRIEDMAN, ESQ.                           BENJAMIN M. POLK, ESQ.
SIMPSON THACHER & BARTLETT                    WHITMAN BREED ABBOTT & MORGAN LLP
   425 LEXINGTON AVENUE                                200 PARK AVENUE
 NEW YORK, NEW YORK 10017                          NEW YORK, NEW YORK 10166
TELEPHONE: (212) 455-2000                          TELEPHONE: (212) 351-3000


     * None of Blackstone Capital Partners II Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P. or The Veritas Capital Fund, L.P. admits that it is a 'bidder' for purposes of the Offer within the meaning of Rule 14d-1(e)(1).


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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on July 30, 1998 (as amended and supplemented, the 'Schedule 14D-1') relating to the offer by RES Acquisition Corporation, a Delaware corporation (the 'Purchaser') and a wholly owned subsidiary of RES Holding Corporation, a Delaware corporation, to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the 'Shares'), of Republic Engineered Steels, Inc., a Delaware corporation, at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the 'Offer to Purchase') and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the 'Offer'). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer of Purchase.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On August 27, 1998, the Purchaser issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 Midnight, New York City time, on Friday, September 4, 1998. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     As of July 30, 1998, each of BCP and Veritas Cap L.P. had remaining capital commitments, net of its liabilities as of such date, substantially in excess of its respective Investor Commitment.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The introductory clause of item (iv) of the introductory paragraph of
Section 15 ('Certain Conditions of the Offer') of the Offer to Purchase is replaced with the following language: '(iv) at any time on or after the date of the Merger Agreement and prior to the Expiration Date any of the following events have occurred:'.

     The information provided in this Amendment No. 1 under Items 5 and 9 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Press release issued by the Purchaser on August 27, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                             BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING
                               FUND L.P.*

                             By: BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.,
                                 its general partner

                                 By: /s/ DAVID STOCKMAN
                                 -----------------------------------------------
                                 NAME:  DAVID STOCKMAN
                                 TITLE: Member


                             BLACKSTONE OFFSHORE CAPITAL PARTNERS II. L.P.*

                             By: BLACKSTONE MANAGEMENT ASSOCIATES II, L.L.C.,
                                 its investment general partner

                                 By: /s/ DAVID STOCKMAN
                                 -----------------------------------------------
                                 NAME:  DAVID STOCKMAN
                                 TITLE: Member


                             BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II., L.P.*

                             By: BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.,
                                 its general partner

                                 By: /s/ DAVID STOCKMAN
                                    --------------------------------------------
                                    NAME:  DAVID STOCKMAN
                                    TITLE: Member


                             THE VERITAS CAPITAL FUND, L.P.*

                             By: VERITAS CAPITAL MANAGEMENT, L.L.C.,
                                 its general partner

                                 By: /s/ ROBERT MCKEON
                                    --------------------------------------------
                                    NAME:  ROBERT MCKEON
                                    TITLE: Member


                             RES HOLDING CORPORATION

                                 By: /s/ DAVID STOCKMAN
                                    --------------------------------------------
                                    NAME:  DAVID STOCKMAN
                                    TITLE: President


                             RES ACQUISITION CORPORATION

                                 By: /s/ DAVID STOCKMAN
                                    --------------------------------------------
                                    NAME:  DAVID STOCKMAN
                                    TITLE: President

Date: August 27, 1998

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*  None of Blackstone Capital Partners II Merchant Banking Fund, L.P.,
   Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P., or The Veritas Capital Fund, L.P., admits that it is a 'bidder' for purposes of the Offer within the meaning of Rule 14d-1v(e)(1).

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                                 EXHIBIT INDEX

EXHIBIT                                                               SEQUENTIAL
NUMBER  DESCRIPTION                                                    PAGE NO.
------- -----------                                                   ----------
11(a)(9) -- Press release issued by the Purchaser on August 27,
           1998......................................................


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